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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of [April] 2004


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F (X)          No      Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes ( )                No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

          The registrant files with the Korea Securities Exchange the notice dated April 9, 2004. Attached is English language version of the notice.

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The following table sets forth the contract of consignment sales of CyberBank
Corporation.

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1. Consignment Company                                     CyberBank Corporation

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2. Consignment Product                          Personal Digital Assistant (PDA)

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3. Commission on Consignment                                     208,500,000 won

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4. Amount of consignment                                      20,850,000,000 won

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5. Period of Contract                                         From April 9, 2004
                                                                To April 8, 2005
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6. Date of Contract                                                April 9, 2004

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7. Total Assets of the Company                               197,010,801,087 won
(As of December 31, 2003)
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8. Comments                             1) CyberBank Corporation is an affiliate
                                           of Mirae Corporation.
                                        2) The commission and the amount of
                                           consignment sales are estimated based
                                           on the period of the contract. The
                                           initial contract of consignment sales
                                           is 6,950,000,000 won, and the
                                           commission on the consignment is one
                                           percent and each contract henceforth
                                           will be modified.
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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 9, 2004                             By          MiRi Chung
                                                  ------------------------------
                                                Mi-Ri Chung
                                                Mirae Corporation
                                                Public Disclosure Representative
                                                Of Investor Relations Team